

jocelyn ramirez · 1st
CPG Founder, Chef, Author, Food Writer, Consultant, & Healthy Food Access ...
6d ·

We are SO CLOSE to hitting our first Wefunder goal of $50k in the first week!!!! Once we exceed this goal, we'll become a public campaign with way more visibility on the platform. If you've been thinking about investing in **TUYYO FOODS**, can you help make our dream come true this week?

Here's a breakdown on our revenue share model for more insight. **https://lnkd.in/gs-x4Md6**


TUYYO
REVENUE SHARE INVESTMENT
We built Tuyyo Foods for our community. And we want our community to be part of what we build together.
For too long, early-stage investing was only available to the wealthy. Wefunder changes that. Our family, friends, customers, and fans can now invest as little as $100 from wherever they are, and grow with us as we grow.
HERE'S WHAT THAT ACTUALLY LOOKS LIKE:
Revenue share investment means
You don't have to wait